EXHIBIT 99.7

Reuters

Interviewee: Vivek Paul, Vice Chairman Wipro Limited and President, Wipro Technologies.

Reuters: Could you elaborate a little on your growth? You have done better than expectations.

Vivek Paul: Growth this quarter was 54%, which means that we have grown about 50%, 5 out of last 6 quarters. So growth continues to be very strong. We also continue to see a sturdy base of new customers. We added 35 customers this quarter which is pretty good, and our prices were roughly 20% higher for new accounts versus the existing accounts. Not only are we seeing good account penetration but also good pricing leverage. And if you look at the growth of the 35 accounts that we have opened, 8 were Fortune 500 / Global 1000. Even in existing accounts we saw 27 out of our top 50 customers grew at double digit sequential growth. So as a result what you are seeing is new accounts pricing continues to show some pretty stable path. If you look at it geographically, we continue to see a lot of new account opening in the US. Of the 35 new customers, roughly 23 were in the US and 32 were in the IT business. So clearly the US and the IT business have been strong.

Reuters: That is true, but that is only for the new accounts right? Because I am seeing things in IT and Telecom businesses....

Vivek Paul: That is right. So, if you look at the IT business and the R&D business on a sequential quarter basis, our IT business grew at about 11%, so there is a very strong growth in the IT business. The R&D business grew at about 7%, and there was a total cumulative growth rate of about 8.4%. I would say that the only blip was that our BPO business which was flat this quarter. There was a very, very small growth, and to me that brings out, the value of the integrated diversity of Wipro’s service lines, which is that you have two benefits. On the one hand we win deals because customers value the fact that we can do R&D, we can do IT, and we can do BPO, but the second is that when any of the service lines is not firing, you know, the other services are higher and as a result we have sustained stable growth.

Reuters: So, is this pretty much the same story and not a rupee story because I could not see any rupee comment at all?

Vivek Paul: That is right. If you look at our operating margins, the rupee hedge was good for us and worked to our advantage on the operating margin line. Our operating margins have been standard for four straight quarters, and we had a very strong growth in the operating margin this quarter led by pricing and productivity. We had an increase of about 3.4% on a quarter on quarter basis and that was pretty strong.

Reuters: Can we have the numbers on operating margins before I go for it?

Vivek Paul: 27%

Reuters: Versus what was it previous quarter?

Vivek Paul: It was 24%, we grew 3.4% As far as the rupee is concerned we have done, we have hedged for the next 12-15 months, in a way we have a surety that we know what exchange rates we get. Now if the rupee appreciates we look very intelligent, if the rupee depreciates we look like we did not do such a smart thing. But nobody can really call which way the rupee is going to head, and this way we have the certainty, we know what to expect and we can give our shareholders stable growth in revenue and operating profits instead of being at the mercy of exchange volatility every quarter.

Reuters: And what about large deals, you said you have got Fortune 500 - around 8 of them this time. So the question is if you got 8 Fortune 500 out of 35, how big are the deals, did you have any biggest deal in terms of quantity.

Vivek Paul: Because of the environment we are in, we continue not to be able to talk about individual deals. But these deals all have very large potentials. None of them are committed multi-year large sized deals, but they all have a great sense of expectation as to what they want to do with Wipro. So I would say that the accounts we won all have enormous potential. And we are not talking about the 8, we are telling about the entire customer base.

I am saying is that all these accounts that we are winning, customers have ambitions of doing a lot. But they are not going to give long term, multi year committed volume deals.

Reuters: That is the point I was looking for. Long term, multiyear is not immediately assured, but has all the likelihood in the pipeline. You have mentioned IT is drawing quite a bit of traction, which is unusual, but it is because the R&D is on a higher base that you are looking at a long term....

Vivek Paul: The fact is that, every quarter, every sort of phase one business has better traction than the other. Right now, IT is coming strong at 11%, the last two to three quarters R&D was strong. So there is no, sort of logic or merit or whatever.

Reuters: The fact that telecom is rebounding in the US; there was an intuitive impression that may be the numbers in telecom would have done well. But that does not seem to be the case. I do want to know how the basic telecom seems to be right now.

Vivek Paul: Telecom has pretty good growth. Let me just get back on that point for you. As far as the sequential growth in the telecom business itself is concerned, we did well.

Reuters: And what about your growth demand outlook? You have already grown six quarters at more than 50%, 5 out of 6, so how sustainable is it looking?

Vivek Paul: What I can tell you is that we have given a pretty decent guidance. In some sense, this quarter actually has a highest turbulence because this is the quarter preceding the US elections. Still we have been able to give a pretty decent guidance. You have to consider that post election, all the uncertainties surrounding all of us, will be lower. As a result we continue to expect that we are going to enter the stable environment, where our value proposition will be the only thing that matters and we will continue to have the sustained growth. We have in our favor a competitive advantage relative to overseas competitors. None them have grown as fast as we have despite all their efforts to grow in India.

Reuters: You are talking about the global players?

Vivek Paul: Indian companies continue to have a strong environment in terms of market demand and competitive strength. Between the Indian companies, Wipro has the advantage of the integrated diversity of its product lines.

Reuters: As you said we are going to enter the stable environment where value is all matters.

Vivek Paul: That is right.

Reuters: But what about the employee side, how much is an issue is attrition?

Vivek Paul: Now let us focus on the dark spots. In some sense, we fundamentally have only one dark spot left, and that depends on whether you are an employer or the employee. As far as the employee goes, it is not a dark spot. So we continuously face pressure in this regard. We have done a salary increase in our BPO business, 15-18%.

Reuters: Where you had the highest attrition cost....

Vivek Paul: That is right. We have seen attrition come down. We continue to see attrition in the IT and technology businesses. It is running at higher than historical averages, both in IT and R&D business. It is not as high as BPO, but it is higher than historical averages. As a result, we are looking at doing a salary increase this quarter for some of our IT and R&D employees and for the next four to five months we will continue to see a phasing in of compensation reviews. Our expectation is that we should be able to absorb the impact of this compensation increases with productivity.

Despite the attrition levels, there has been no mitigation in our strategy. We added over 3000 employees, net, this quarter, primarily in India. So the ability for Wipro to continue to feed its growth engine remained unabated.

Reuters: Going forward how do you see the business growing?

Vivek Paul: We gave a pretty good guidance; we gave the same guidance for this quarter as we did for the last quarter.

Reuters: I am talking about the sentiment because you know there is always a sentimental issue.

Vivek Paul: Well I would say that there are two things. One is in terms of the rhetoric around the campaign. We have seen that come off substantially. With regard to opinion polls that indicate whether this is an issue that America and people in America are concerned about or not, it still remains pretty high. What we are saying is in some sense opinion polls are indicating that this is a matter of concern. What they are pointing to the leadership to do is not to fight the offshore but to work with the consequences and as Thomas Friedman says, we have to figure out how we create jobs in the US and that is not just creating jobs for hamburger joints.

Reuters: It is quite a bit of contrast. But looking at the IT field, where is the demand coming from in IT? IT is a very broad term; is there any specific demand segments?

Vivek Paul: If you look at the areas of application development and maintenance area there is greater demand.

Reuters: But there is not much of consulting margin out there right.

Vivek Paul: But what we have done is we have actually integrated our consulting business rather than having a separate consulting line. That has allowed us to win these big deals that we talked about. Consulting also serves as an entry level strategy for our other service lines.

Reuters: How is the acquisition coming along?

Vivek Paul: As you recall, we used to report acquisitions separately. Once we integrated the business completely it is difficult to track that. So for example we moved some several consultants from the Nervewire to the energy and utility acquisition because we were seeing a lot of growth in the energy and utility consulting service. Now how do you keep track of that?

So, what we have done is, we have actually integrated the consulting business into our normal service lines because as I said the value is not in creating a consulting business that stands alone and generates some growth and some operating margins component. The issue is how to use that as a catalyst for your main business. As a result the acquisition, consulting business, is pretty much going on track in terms of both the revenues that they were going to bring in as well as the synergy. If you look at the Nervewire business, it went on track as far as the synergy, it did not go on track as far as the revenue they were suppose to bring in. So we did have the issue that the sales funnel that we thought we were getting a year ago did not turn out to be as strong as we thought it was. Which is why, as you recall, we reported the Nervewire financials for the first two quarters, when they were struggling. We did not get the sales funnel, and we said we paid the price in the last two quarters. Now we will reuse the same, the areas what we have to manage and use that as a catalyst for our main ADM business.

Reuters: The takeaway is that the acquisitions that were a drag on the revenue, have now become stable.

Vivek Paul: Yes.